Exhibit (a)(1)(iv)
Form of Letter from the Company to Stockholders
in Connection with the Company’s Acceptance of Shares
CARLYLE CREDIT SOLUTIONS, INC.
c/o STATE STREET BANK TRANSFER AGENCY
1776 Heritage Drive, Mailstop JAB/3SE
Quincy, MA 02171
October 22, 2026
[STOCKHOLDER NAME/ADDRESS]
Dear Stockholder:
This letter serves to inform you that Carlyle Credit Solutions, Inc. (the “Company”) has received and accepted for purchase in accordance with the terms of the Company’s tender offer (the “Offer”) that expired at 11:59 p.m., New York City Time, on October 19, 2026, your tender of shares of common stock, par value $0.01 per share (the “Shares”), of the Company.
Based on the final count by State Street Bank & Trust Company, the Company’s transfer agent (the “Transfer Agent”), 1,781,444 Shares were properly tendered and not properly withdrawn prior to the expiration date, which was less than the maximum number of 4,775,077 Shares the Company offered to purchase pursuant to the Offer.

Based on the final count described above, the Company accepted for purchase all 1,781,444 Shares that were properly tendered and not properly withdrawn pursuant to the Offer. As a result, the Company has purchased from you all of the Shares you properly tendered and did not properly withdraw pursuant to the Offer. The number of Shares that the Company has accepted for purchase in the Offer represents approximately 1.842% of the total number of Shares outstanding as of September 30, 2026.

In accordance with the terms of the Offer, you have been issued a non-interest bearing, non-transferable and non-negotiable promissory note (the “Note”), which is being held on your behalf by the Transfer Agent that entitles you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares as of September 30, 2026 less the 2% “early repurchase fee” applicable to Shares that have not been outstanding for at least one year. If stockholders of the Company approve the proposed reorganization of the Company with and into New Carlyle Credit Solutions (“New CARS”) at the special meeting of the Company’s stockholders to be held on October 27, 2026 and subject to the satisfaction or waiver of the other conditions set forth in the agreement and plan of reorganization, the obligations of the Company under the Note will become obligations of New CARS upon the closing of the reorganization.

If you have any questions (or wish to request a copy of your Note), please contact the Company’s Transfer Agent at (888) 207-9542.
Sincerely,
Carlyle Credit Solutions, Inc.